SECUR 18006725

Mail Processing Section

MAR 07 2018

Washington DC 415

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ANNUAL AUDITED REPORT /A
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DWM Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Washington Blvd #500
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza #3000	NY	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

BW

OATH OR AFFIRMATION

I, Peter Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DWM Finance LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Signature

Member

Title

L. Ukperaj 3/2/18

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOW
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) EXEMPTION REPORT ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LISETTE UKPERAJ
Notary Public, State of Connecticut
My Commission Expires
March 31, 2018

DWM FINANCE LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

DWM FINANCE LLC

CONTENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of DWM Finance LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DWM Finance LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information contained in page 9 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Baker Tilly Virchow Krause, LLP

New York, New York
February 12, 2018

DWM FINANCE LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2017
ASSETS		
Cash	$	45,430
Prepaid expenses and other assets		5,180
Total assets	$	50,610
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	12,000
Due to affiliate		16,077
Total liabilities		28,077
Commitments and Contingencies		
Member's equity		22,533
Total liabilities and member's equity	$	50,610

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2017
Revenues	
Placement and service fees	$ 30,000
Expenses	
Compensation	150,000
Professional fees	37,595
Rent	6,924
Regulatory fees	5,698
Other expenses	36,366
Total expenses	236,583
Net loss	$ (206,583)

See accompanying notes to financial statements.

DWM FINANCE LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Year Ended December 31, 2017
Member's equity, beginning of year	311,962
Capital withdrawals	(115,000)
Contributions	32,154
Net loss	(206,583)
Member's equity, end of year	22,533

See accompanying notes to financial statements.

	Year Ended December 31, 2017
Cash flows from operating activities	
Net loss	$ (206,583)
Adjustments to reconcile net income to net cash used in operating activities:	
Expenses paid directly by the Parent	192,944
Transfer of funds to the Parent	(193,523)
Changes to operating assets and liabilities	
Placement and service fee receivable	144,000
Prepaid expenses and other assets	1,028
Accounts payable and accrued expenses	(1,000)
Net cash used in operating activities	(63,134)
Net cash flows used in financing activities	
Capital withdrawals	(115,000)
Net cash flows used in financing activities	(115,000)
Net change in cash	(178,134)
Cash, beginning of year	223,564
Cash, end of year	$ 45,430

Supplemental disclosures of noncash financing information

During the year ended December 31, 2017, member contributions included $32,154 of forgiveness of debt owed by DWM Finance LLC to DWM Asset Management LLC.

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

DWM Finance LLC (the "Company") was formed under the laws of the State of Connecticut in March 2005 and became a wholly owned subsidiary of DWM Holdings, LLC (the "Parent") on December 21, 2007. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and has been a member of the Financial Industry Regulatory Authority ("FINRA") since September 18, 2006. The activities of broker-dealers are regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of FINRA. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer funds or securities and is exempt from the requirements of SEC Rule 15c3-3. The Company is economically dependent on funding from its parent.

The Company is an investment bank that provides debt and equity structuring services, debt and equity capital placement, mergers, acquisition advisory services and financial advisory services primarily to microfinance institutions in the developing world. The Company earns advisory fees as well as fees based on the value of transactions. The Company places securities for third parties as well as for funds managed by its affiliate, DWM Asset Management LLC.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when the Company's service fees have been earned, services are complete, revenues are determinable, and collection is determined as reasonably assured.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances in banks which at times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insured limits. The Company incurred no credit losses due to this concentration during 2017. It is the Company's policy to review, as necessary, the credit standing of such counterparties.

Recently Issued Accounting Standards

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the

expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim period within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The company does not believe that the adoption of Topic 606 (as amended) will have a material effect on its results of operations, financial position and cash flows.

During August 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-15, "Classification of Certain Cash Receipts and Cash Payments." ASU No. 2016-15 addresses eight cash flow issues with specific guidance on how certain cash receipts and cash payments should be presented on the statement of cash flows. ASU No. 2016-15 is effective for annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. The company does not believe that the adoption of ASU No. 2016-15 will have a material effect on its cash flows.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

Income Taxes

The Company's net income or loss is reported on its Parent's return. Neither the Company nor its Parent are taxpaying entities for Federal income tax purposes and thus no Federal income tax expense has been recorded in the accompanying financial statements. Income of the Company is taxed to the member in its respective returns.

In accordance with GAAP, the Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined it has not incurred any liability for unrecognized tax benefits as of December 31, 2017. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2013, which is the standard statute of limitations look-back period.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for year ended December 31, 2017.

2. Related-Party Transactions

The Company is a party to an Expense Sharing Agreement with DWM Asset Management, LLC (the "Related Party"), another company wholly owned by the Parent. Under the terms of this agreement, the Related Party pays all rent in addition to certain other expenses including personnel, telephone, and office expenses and apportions a fixed amount via the Parent to the Company. Expense sharing charges totaled $192,944 for the year ended December 31, 2017. The amount forgiven by the Parent for 2017 totaled $32,154, and is included as a capital contribution on the statement of changes in member's equity.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company has net capital of $28,077, which was $12,353 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 161.8%.

4. Revenue Concentration

The Company has been dependent on a relatively small number of customers for a substantial portion of its revenue, although the customers comprising this group have changed from time to time. For 2017 the Company has $30,000 earned revenue as advisory fees from two customers.

5. Commitments.

The Company has no commitments at December 31, 2017.

6. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure from the balance sheet date through February 12, 2018, which represents the date these financials statements are available to be issued and has not identified any additional subsequent events that required adjustment or disclosure in these financial statements.

DWM FINANCE LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2017
Total member's equity		$ 22,533
Deductions		
Non-allowable assets:		
Prepaid expenses and other assets	5,180	
Total non-allowable assets		5,180
Net capital		$ 17,353
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 12,000	
Due to affiliate	16,077	
		$ 28,077
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Excess net capital		$ 12,353
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required.		$11,353
Percentage of aggregate indebtedness to net capital		161.80%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2017.

DWM FINANCE LLC

Stamford, Connecticut

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Period from January 1, 2017 to December 31, 2017

DWM FINANCE LLC

TABLE OF CONTENTS

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of DWM Finance LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DWM Finance LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Baker Tilly Virchow Krause, LLP

New York, New York
February 12, 2018

DWM Finance, LLC • Member FINRA/SIPC
750 Washington Blvd, 5th Floor • Stamford • CT 06901
www.dwmarkets.com
tel: 1.203.655.5453
fax: 1.203.656.9528

DEVELOPING
WORLD
MARKETS

February 12, 2018

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

To whom it may concern,

DWM Finance LLC claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) for the period from January 1, 2017 – December 31, 2017. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with and effectuates all financial transactions between the broker or dealer and its customers through one or more bank account, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". To our best knowledge and belief, we did not identify any exception to the exemption during this period.

Kind Regards,

Peter Johnson
Managing Partner
DWM Finance LLC

DWM Finance, LLC • Member FINRA/SIPC
750 Washington Blvd, 5th Floor • Stamford • CT 06901
www.dwmarkets.com tel: 1.203.655.5453
fax: 1.203.656.9528

DEVELOPING WORLD MARKETS

SEC
Mail Processing
Section
MAR 07 2018
Washington DC
415

March 2, 2018

Securities & Exchange Commission
Headquarters
100 F Street NE
Washington, DC 20549

Dear Sir/Madam,

Enclosed for your review are 1 copy of the Amended Annual Audit for DWM Finance, LLC CRD# 137513. Please do not hesitate to contact me should you need additional information.

Regards,

Michael J. Kraus

FINOP

(203) 249 6292